Exhibit 99a3

SEVENTH AMENDMENT OF FORTUNE BRANDS
RETIREMENT SAVINGS PLAN
(As Amended and Restated Effective as of October 1, 1999)

AMENDMENT:
Effective as of April 1, 2003

Amend Section 4.01(d)(2) of the Plan as follows:

    “(2)        for each Participant who is an Employee of an ACCO Participating Employer, the total cash remuneration paid by such ACCO Participating Employer to the Participant in a Plan Year for services, including base pay, overtime pay, shift premiums, commissions, sales bonuses, performance awards in lieu of a merit increase, certain regularly occurring bonuses and amounts, if any, deferred under this Section 4.01 of the Plan or under Code Section 125 (including ‘deemed 125 compensation’ as defined in Revenue Ruling 2002-27) or Code Section 132(f)(4), but excluding the 1/3rd of the Profit-Sharing Contributions allocable to the Participant pursuant to Section 3.02, and further excluding all other compensation, such as, but not limited to, any production bonus, project bonus, referral bonus, sign-on bonus, stay bonus, severance payments and other special payments such as awards, gifts, prizes, car allowance, reimbursement for moving expenses, payments to Participants for military service, tuition reimbursement, amounts deferred under a deferred compensation plan of an ACCO Participating Employer and amounts under any long-term incentive plan or other employee benefit program;"

Pursuant to the authority delegated to it by the Board of Directors of Fortune Brands, Inc., this amendment is adopted by the Corporate Employee Benefits Committee.

FORTUNE BRANDS, INC.

Date: April 1, 2003	By: /s/ FRANK J. CORTESE
Chairman, Corporate Employee
Benefits Committee